July 27, 2006

Via U.S. Mail

J. Steven Whisler, Esq.
Chairman and Chief Executive Officer
Phelps Dodge Corporation
One North Central Avenue
Phoenix, AZ  85004

	Re:	Phelps Dodge Corporation
Schedule 14A filed July 5, 2006
File No. 001-00082

Dear Mr. Whisler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. We note your indication in the Notice of Special Meeting that the special meeting may be adjourned for the purpose of soliciting additional proxies, which is accompanied by language indicating your ability to conduct any other business as may be properly brought before the special meeting. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

2. Further, tell us what consideration you have given to setting forth each of the amendments to the charter as separate proposals for consideration by shareholders.
3. We note that it would appear that you are relying upon an exemption from registration in connection with your issuance of shares. Please advise us as to the exemption upon which you rely and the basis for your reliance upon such exemption.
4. Please ensure that you have updated your proxy statement with respect to Xstrata`s 1) increased terms of the offer for Falconbridge shares and 2) intention to purchase Falconbridge shares through the facilities of the Toronto Stock Exchange commencing on July 28, 2006.
In doing so, discuss what impact, if any, both events may have on your proposed combination.

Summary, page 1

	Conditions to the Combination, page 13
5. We note your indication that your and Inco`s obligation "to complete the combination are subject to conditions that must be satisfied or waived..." Are all of these conditions, such as shareholder approval of the charter amendments, waivable? Please advise or revise as it would appear that some of these conditions are not waivable. Also, to the extent any of the conditions have been satisfied or if the status of such condition is known, please ensure that you have appropriately advised shareholders of this.

Interests of Phelps Dodge Directors and Employees in the
Combination,
page 67
6. Tell us what consideration you have given to quantifying the change-in-control payments payable to your officers in connection with this transaction or, if because of the amendments that you have entered into with your executives, it is not believed that these payments will be triggered, please state this. Otherwise it is not clear whether or not this combination, in and of itself, would trigger any of these payments.

Where you can find more information and incorporation by reference, page 120
7. Here and elsewhere in your offering materials, we note that you are not taking responsibility for the accuracy or completeness of the information contained in your offering materials concerning Inco or
Falconbridge as they are derived from publicly-available documents and records. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility. Please revise.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

								Sincerely,


								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (212) 521-7334:

Matthew E. Kaplan, Esq.
Debevoise & Plimpton, LLP
Phelps Dodge Corporation
July 27, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE